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20004110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torch Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4006 Austin Meadow Drive
(No. and Street)

Sugar Land (City) TX (State) 77479 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Driscoll 713-898-6038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas O'Driscoll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torch Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAIR CHEDRAOUI
Notary Public, State of Texas
Comm. Expires 07-12-2020
Notary ID 129050578

Signature

President

Title

Notary Public

State: TX
County: Fort Bend / signed on 2/25/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2019

TORCH SECURITIES, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Torch Securities, LLC

Index to Financial Report

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Torch Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Torch Securities LLC as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the 2019 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Torch Securities LLC as of December 31, 2019 and the results of its operations and its cash flows for the 2019 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Torch Securities LLC's management. Our responsibility is to express an opinion on Torch Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torch Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I on the pages 9 has been subjected to audit procedures performed in conjunction with the audit of Torch Securities LLC's financial statements. The supplemental information is the responsibility of Torch Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Torch Securities LLC's auditor since 2018.

Sugar Land, Texas

Feb 28, 2020

TORCH SECURITIES, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	19,055
Other assets	$	75
Total assets	$	19,130

LIABILITIES AND MEMBERS' EQUITY

Members'equity

Members' Equity	$	102,936
Deficits	$	(83,806)
Total members' equity	$	19,130
Total liabilities and members' equity	$	19,130

TORCH SECURITIES, LLC

Statement of Income (Loss)
For the year ended December 31, 2019

REVENUE	
Total revenue	$ 36,452
EXPENSES:	
Guaranteed payments	10,000
Accounting & Taxes	1,200
Other operating expenses	19,396
Total expenses	$ 30,596
NET INCOME BEFORE INCOME TAXES	$ 5,856
NET INCOME	$ 5,856

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2019

	Members' Equity	Net Income	Total Members' Equity
Unadjusted balance at January 1, 2019	**$ 99,937**	**$ (89,663)**	**$ 10,274**
Member's contribution	3,000	0	3,000
Distributions		0	0
Net income		5,856	5,856
Ending balance at December 31, 2019	**$ 102,937**	**$ (83,807)**	**$ 19,130**

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,856
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		0
Net cash used in operating activities	$	5,856
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	$	3,000
Net cash provided in financing activities	$	3,000
Increase in cash	$	8,856
Cash - beginning of year	$	10,199
Cash - end of period	$	19,055

The accompanying notes are an integral part of these financial statements

TORCH SECURITIES,LLC
Notes to Financial Statements
December 31,2019

Note 1: Organization

Business Activity

Torch Securities, LLC (the "Company"), a Delaware limited liability company, was formed in October 2004. It was granted membership in the Financial Industry Regulatory Authority ("FINRA"), as a limited broker-dealer in May 2005. The Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3-3(k)(2)(i) which provide that it will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. Its business operations focus primarily on mergers and acquisitions ("M&A"), private capital formations, fairness opinions and business valuations. The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition

Revenues from the Company's operations are recognized in the period the services are provided or upon closing of an M&A transaction. A non-contingent investment banking fee is recognized in the period the service. A contingent investment banking fee is earned only if an M&A transaction closes and is recognized on the closing date of an M&A transaction.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies (cont.)

Guaranteed Payments

Guaranteed Payments represent amounts paid to individual members in the form of success fees, salary, or other similar compensation. Such payments to a member shall not reduce the capital accounts of such member, except to the extent of its distributive share of any company losses or other downward capital adjustment resulting from such payment.

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2019.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Concentrations of Credit Risk

The Company has not engaged in securities business, various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions, and therefore is not exposed to risk.

Note 3: Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-l, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net Capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $19,130 of which $14,130 was in excess of its required minimum net capital per SEC Rule 15c3-1. The Company had no aggregate indebtedness.

Note 4: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note4: Fair Value(cont)

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

Note 5: Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate perfomlanceobligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. The Company has implemented the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company' s fiscal year ending December 31, 2019.

Note 6: Provision for Taxes

The Company as an LLC is treated as a disregard for federal tax purposes and is allowed to absorb any gains or losses in the member's individual tax return. As the tax obligations of the sole member is carried to his individual tax return, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the sole member. Under section 650l(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-l(a) of the Income Tax Regulations (Tax Regulations), for the years 2013, 2014, and 2015 the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 7: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2019. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2019.

Note 8: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. All outstanding obligations have been paid and the Company made no accruals. As a sole member of Torch Securities, LLC, the company used the home of Mr. O'Driscoll the Company's President and CEO as the main office.

Note 9: Members contribution

During 2019, Mr. O'Driscoll made a cash contribution in the amount of $3,000.00 to the Company.

Note10: Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2020. Subsequent events have been evaluated through this date.

Statement of NetCapital
Schedule I
For the year ended December 31, 2019

	Focus12/31/19		Audit12/31/19		Change	
Member's equity, December 31, 2019	$	19,130	$	19,130	$	0
Subtract • Non allowable assets:						
Other asset						
Tentative net capital	$	19,130	$	19,130	$	0
Haircuts:						
NETCAPITAL	$	19,130	$	19,130	$	0
Minimum net capital		(5,000)		(5,000)		
Excess net capital	$	14,130	$	14,130	$	0
Aggregate indebtedness	$	0		0		
Ratio of aggregate indebtedness to net capital		0		0		

There was nodifference noted between theAudit and Focus report as of December 31,2019.

The accompanying notesare an integral part of these financial statements

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Torch Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Torch Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Torch Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Torch Securities LLC stated that Torch Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Torch Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Torch Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

Feb 28, 2020

Torch Securities, LLC

Jennifer Wray, CPA

February 25, 2020

Torch Securities, LLC's Exemption Report

Torch Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following Provisions of 17C.F.R. §240.15c3-3 (k):(2)(i)

(2) The Company met the Identified exemption provisions in 17 C.F.R. § 240.15c3-3(k):(2)(i) throughout the most recent fiscal year without exception.

Torch Securities, LLC

By: ______________________

Thomas O'Driscoll, President